SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

PACIFIC AIRPORT GROUP
(Name of Issuer)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.
(Exact Name of Issuer as Specified in its Charter)

SERIES B SHARES
(Title of Class of Securities)

400506101
(CUSIP Number)

Daniel Muñiz Quintanilla
Chief Financial Officer
Grupo México, S.A.B. de C.V.
Campos Elíseos No. 400
Colonia Lomas de Chapultepec
México City, México 11000
011-5255-1103-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grupo México, S.A.B. de C.V. 13-1808503
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 56,000,000 (See Item 5)
8.	Shared Voting Power 2,350,000 (See Item 5)
9.	Sole Dispositive Power 56,000,000 (See Item 5)
10.	Shared Dispositive Power 2,350,000 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,350,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 12.2%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 is being filed by Grupo México, S.A.B. de C.V. ("Grupo México") with respect to the Series B Shares, without par value (the "Shares"), of Pacific Airport Group (the "Issuer"), and it hereby amends the statement of beneficial ownership on Schedule 13D filed on July 9, 2010.  Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.   Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

As previously reported, according to the bylaws of the Issuer, any shareholder of the Issuer who owns (directly or through its affiliates) 10% of the Issuer Equity Shares has the right to appoint a director to the Board of Directors of the Issuer.  On July 9, 2010, Grupo México delivered a letter (the "Letter") to the Issuer in which it exercised its right to appoint a director to the Board of Directors of the Issuer and requested that the Nominations and Compensation Committee of the Issuer submit such director's name for election by all holders of Shares to each of the Audit Committee and the Nominations and Compensation Committee of the Board of Directors of the Issuer.  Grupo México believes that its director nominee qualifies as an independent director in accordance with the criteria set forth in the bylaws of the Issuer and applicable law.  In the Letter, Grupo México also expressed its view that the current nominee for President of the Board of Directors submitted by the Issuer to the vote of all shareholders lacks the appropriate experience for such position and has a conflict of interest as a result of his relationship with one of the shareholders of the controlling shareholder of the Issuer.  As a result, Grupo México requested that any other eligible independent director be nominated instead for President of the Board of Directors of the Issuer.

On July 9, 2010, Grupo México filed a notice relating to its interest in the Issuer with the Mexican securities regulator, the Comisión Nacional Bancaria y de Valores (the "CNBV Filing"), and on the same date Grupo México issued a press release (the "Press Release") announcing the CNBV Filing and the matters addressed in the Letter and informing that Grupo México is reviewing whether the proposed nominees to serve as independent members of the different Committees and the Presidency of the Board satisfy applicable independence requirements.  The foregoing descriptions of the Letter, the CNBV Filing and the Press Release do not purport to be complete and are qualified in their entirety by reference to the Letter, the CNBV Filing and the Press Release, respectively.  Translations of each of the Letter, the CNBV Filing and the Press Release are filed as Exhibit 1, Exhibit 2 and Exhibit 3 hereto, respectively, and are incorporated by reference into this Item 4.

Other than as set forth in this Item 4, Grupo México does not have any plans or proposals which would relate to or result in any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Title

1	Letter, dated July 9, 2010, from Grupo México to the Issuer (without enclosure)

2	Filing, dated July 9, 2010, of Grupo México with the Mexican Comisión Nacional Bancaria y de Valores

3	Press Release, dated July 9 2010, of Grupo México

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated as of: July 12, 2010

GRUPO MÉXICO, S.A.B. DE C.V.

By:
	Name:	Daniel Muñiz Quintanilla
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Title

1	Letter, dated July 9, 2010, from Grupo México to the Issuer (without enclosure)

2	Filing, dated July 9, 2010, of Grupo México with the Mexican Comisión Nacional Bancaria y de Valores

3	Press Release, dated July 9 2010, of Grupo México

Exhibit 1

[GRUPO MÉXICO LOGO]

July 9, 2010

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
Av. Mariano Otero 1249B, 6º piso,
Rinconada del Bosque, 44530,
Guadalajara, JAL

Attn.:	President of the Board of Directors
President of the Nominations and Compensation Committee

Alberto de la Parra, on behalf of Grupo México, S.A.B. de C.V. ("Grupo México"), owner of 56,000,000 shares of capital stock of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. ("GAP"), hereby notifies you that, pursuant to the right set forth in Article XV of the bylaws of GAP, at the Shareholders' Meeting scheduled for July 22, 2010, we will designate Mr. Eduardo J. Gallástegui Armella as member of the Board of Directors of GAP.

Also, we request that the Nominations and Compensation Committee propose the designation of Mr. Eduardo J. Gallástegui Armella as an independent member of the Audit and Nominations and Compensation and Corporate Governance Committees.

Also, we express our dissatisfaction regarding the proposal to appoint Mr. Guillermo Díaz de Rivera as President of the Board of Directors of GAP.  We consider that said office should be bestowed upon a person having experience in the business affairs and direction of companies of the importance of the issuer – especially in light of it being a controlling company of airport operators – and, of course, such person must not have a conflict of interest.  We understand that Mr. Díaz de Rivera has served as advisor and legal representative of Avertis, a shareholder of Aeropuertos Mexicanos del Pacífico, S.A. de C.V. ("AMP"), in its turn, a shareholder of GAP and, therefore, has a clear conflict of interest regarding GAP.  He represents the interests of AMP and its shareholders, with whom GAP has entered into a Technical Assistance Agreement of utmost importance to AMP as it represents its sole source of income.

In light of the above, we request the Nominations and Compensation Committee (i) inform the shareholders of the contents of this letter, (ii) nominate as President of the Board of Directors a member of the Board of Directors who qualifies as independent, (iii) include in the voting forms referred to in Article 49, Item III of the Securities Market Law (Ley de Mercado de Valores) as a nominee to serve as President of the Board of Directors any one of the independent members thereof, and (iv) include in the voting forms referred to in Article 49, Item III of the Securities Market Law (Ley de Mercado de Valores) the proposal that Mr. Gallástegui become a member of the Audit and Nominations and Compensation and Corporate Governance Committees.

The appointments requested herein by Grupo México have as their sole purpose that there be an independent director that protects the interests of the shareholders of the issuer, without such purpose implying in any manner any intention of having a significant influence over the issuer.

Attached to this letter please find the curriculum vitae for Mr. Eduardo J. Gallástegui Armella.

That being all for now, I am available for any matter related hereto.

Attentively,

/s/
Alberto de la Parra Z.

c.c.	Members of the Board of Directors of GAP
Secretary of the Board of Directors of GAP

Exhibit 2

[GRUPO MÉXICO LOGO]

HON. COMISIÓN NACIONAL BANCARIA Y DE VALORES
Vice-Presidency of Stock Market Supervision
Vice-Presidency of Rulemaking
Insurgentes Sur No. 1971, 7 piso
Co. Guadalupe Inn
México 01020, D.F.

Re:	Report of Operations with Securities Subject to Disclosure

Rodrigo Sandoval Navarro, in my capacity as officer of Grupo México, S.A.B. de C.V., in charge of submitting information in accordance with Article 70 of the Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores, designating as domicile for hearing and receiving all types of notices and documents relating hereto, the one located on Campos Elíseos No. 400, Col. Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000, in México, Distrito Federal, with phone number 1103-XXXX, and hereby authorizing Alejandro Hernández Adams and Fabiola Alvarado López, with phone numbers 1103-XXXX and 1103-XXXX, respectively, for the same purposes, as well as to take any action or undertake any proceeding in connection herewith, kindly appear and declare:

That by means of this letter, and in compliance with the provisions of Article 109 of the Ley de Mercado de Valores, Article 49 BIS and 49 BIS 1 and Annex U of the Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores, we inform that Grupo México, S.A.B. de C.V. ("Grupo México"), has acquired directly or indirectly 56,000,000 shares and Infraestructura y Transportes México, S.A. de C.V., has acquired 2,350,000 shares, which together represent 58,350,000 shares and 10.4% of the capital stock of:

Name of the Issuer:	Grupo Aeroportuario del Pacífico, S.A.B. de C.V. ("GAP")

Moral Person
Denomination or Purpose:	Grupo México, S.A.B. de C.V. ("GMéxico") and
Infraestructura y Transportes México, S.A. de C.V. ("ITM")

Relationship with the Issuer (Article 109 of the Ley de Mercado de Valores)

a)	Person that has 10% or more	[ ]
b)	Group of Persons that have 10% or more	[X]
c)	Member of the Board of Directors	[ ]
d)	Relevant Directive	[ ]

Executed Operations
Security (Issuer and Series)	Type (Disposal, Acquisition)	Volume
GAP B	Acquisition	58,350,000

Grupo México, informs that it has no intention of acquiring significant influence.

México, Distrito Federal, July 9, 2010.

PROTESTING WHAT IS NECESSARY

GRUPO MÉXICO, S.A.B. DE C.V.

/s/
Rodrigo Sandoval Navarro
Legal Representative

cc:	Grupo Aeroportuario del Pacífico, S.A.B. de C.V. ("GAP")

Exhibit 3

[GRUPO MÉXICO LOGO]

GMÉXICO Announces Investment in Grupo Aeroportuario del Pacífico

MÉXICO, D.F., On July 9, 2010, Grupo México, S.A.B. de C.V. (GMÉXICO) announced that today it reported to the Comisión Nacional Bancaria y de Valores that it has acquired a 10% interest in the capital stock of Grupo Aeroportuario del Pacífico, S.A.B. de C.V., a company whose shares trade on the Bolsa Méxicana de Valores under the ticker "GAP."

Grupo México's investment in GAP is a financial investment and there is no intention of acquiring "significant influence" in such issuer.  However, Grupo México will exercise its rights to designate an independent director at the shareholders' meeting scheduled for July 22, with the objective of supervising its investment, especially in light of the termination of the former independent directors recently announced by GAP, since that may have an effect on the value of our investment.  Grupo México will also propose that the designated director be appointed to serve on the Audit Committee and the Nominations and Compensation and Corporate Governance Committee.

Grupo México is also analyzing the proposals made by the current Nominations and Compensation Committee members of directors purported to be independent to serve in the different Committees and the Presidency of the Board, in order to ensure that they satisfy the independence requirements set forth in applicable provisions.

GAP is a holding company that operates twelve airports through the pacific region of Mexico, including its main cities such as Guadalajara and Tijuana, four tourists' destinations in Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-size cities such as Hermosillo, Bajio, Morella, Aguas Calientes, Mexicali and Los Mochis.

This report contains certain projections that are subject to the risk and uncertainty of actual results which could be significantly different to those expressed.  Many of these risks and uncertainties are related to risk factors that Grupo México cannot control or estimate with precision, such as future market conditions, metal prices, the acts of other market participants and of government regulators, which are described in the annual report of the Company.  Grupo México does not assume any obligation to revise or update this information in the future to reflect events or circumstances that may occur after the date hereof.